UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

“This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statement No. 333-174483).”

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON SEPTEMBER 22, 2011

DATE, TIME, AND PLACE:

September 22, 2011, at 10:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company’s Board of Directors members, as follows: Mr. Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; and Messrs. José de Menezes Berenguer Neto, José de Paiva Ferreira, Celso Clemente Giacometti, José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli – Directors. Mr. Fábio Colletti Barbosa – Chairman of the Board of Directors; Messrs. José Manuel Tejón Borrajo and José Antonio Alvarez Alvarez - Directors were absent due to justified reasons. The Senior Vice-President Executive Officer Mr. Carlos Alberto López Galán was also attended the Meeting.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to paragraph 1º of the article 15 of the Company’s Bylaws, the Meeting was chaired by the Vice-Chairman of the Board of Directors, Mr. Marcial Angel Portela Alvarez, who invited Mr. Marco Antônio Martins de Araújo Filho, Company’s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

(a) Approve the proposal for declaration of Interest on Company’s Capital, in the amount of R$ 400,000,000.00 (four hundred million reais), according to the proposal of the Board of Executive Officers of September 21, 2011;  (b)  approve the Report of Managing Operational Risk, pursuant to article 3, item I, of the Resolution # 2.554, of September 24, 1998, and article 3, 1º paragraph, of the Resolution # 3.380, June 29, 2006, both issued by National Monetary Council, as well as, article 4º, sole paragraph, of the Resolution # nº 249, dated of 20 February 2004, of the Superintendence of Private Insurance; (c)  approve the proposal of grant of Long Term Incentive Plan – Investment on Depositary Share Certificates (“Units”) for directors and managerial employees of the Company and companies under its control; (d) approve the proposal for amendment of the Company’s Bylaws, for adequacy to the new Regulation of Level 2 of BM&F BOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), pursuant to the proposal of the Board of Executive Officers of September 21, 2011; (e) know the resignation of Mr. Fábio Colletti Barbosa as Chairman and effective member of the Board of Directors of the Company and conduce Mr. Marcial Angel Portela Alvarez, to the position of Chairman of the Board of Directors until the first General Meeting to be held; (f)  Approve the proposal to conduce Mr. Celso Clemente Giacometti to the position of Chairman of the Board of Directors; (g)  know the development of the Company's strategic planning;  (h)  know the resignation of the Officer without specific designation of the Company; and (i)  know the economics-financials results of the Company relative to August, 2011.

[Free English Translation]

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to the Director’s, the Company´s Board of Directors, unanimously, resolved to:

(a)        Approved, pursuant to the article 17, items X and XVIII, of the Company’s Bylaws the proposal of the Board of Executive Officers, according to the Board meeting held on September 21, at 10 a.m., to declare, ad referendum of the General Annual Meeting to be held on 2012, of Interest on the Company´s Capital in the gross amount of R$ 400,000,000.00 (four hundred million reais), corresponding to R$ 0.957706820 per batch of one thousand (1,000) ordinary shares, R$ 1.053477500 per batch of one thousand (1,000) preferred shares, and R$ 105,347750100 per batch of one thousand (1,000) Units, which after the deduction of the amount related to the Income Tax Withheld at Source (“IRRF”), pursuant to the laws in force, result the net amount corresponding to R$ 0.814050797 per batch of one thousand (1,000) ordinary shares, R$ 0.895455875 per batch of one thousand (1,000) preferred shares, and R$ 89.545587585 per batch of one thousand (1,000) Units, except for immune and/or exempt shareholders. According to the Proposal of the Board of Executive Officers, the shareholders entitled for the Interest on Company’s Capital hereby approved will be the ones registered in the Company’s books at the end of September 22, 2011, including. Therefore, as of September 23, 2011, the Company’s shares shall be traded “Ex- Interest on Capital”. The amount of Interests on Capital approved shall be fully included in the mandatory dividends to be distributed by the Company in relation to the fiscal year of 2011, and shall be paid in a future date to be determined, without any monetary restatement. It was certified to the Directors that the value of the Interest on Company’s Capital proposed by the Executive Officers in the base-year meets the limits established in the tax regulations. Finally, the Directors authorized the Board of Executive Officers to take all measures required to publish the relevant “Notice to the Shareholders”, to disclose the resolutions herein to the market;

(b)        Approved, pursuant to article 3, item I, of the Resolution  # 2.554, of September 24, 1998, and article 3, 2º paragraph, of the Resolution # 3.380, of June 29, 2006, both issued by National Monetary Council, as well as, article 4º, sole paragraph, of the Circular # 249, of  February 20, 2004, of the Superintendence of Private Insurance, the Company’s and its controlled companies’ report of managing operational risk, technological, business maintenance, and evaluation of internal controls, related to the semester ending on June 31, 2011;

It is registered that Mr. Angel Oscar Agallano, Vice-President Executive Director of the Company, and José Tomas Otero Ubago, Executive Superintendent were present to render clarifications related to item (b) of the Agenda;

(c)        Approved, in accordance with the favorable recommendation of the Nomination and Remuneration Committee, the proposal of grant of "Long Term Incentive Plan - Investment on Certificate of Deposit Shares (" Units ") of the Company", which has for its object the payment of resources by the Company to certain directors and managerial employees of Santander and companies controlled, exclusively, for investment on Units representing, each, 55 (fifty five) common shares and 50 (fifty) preferred shares issued by the Company. Referred Plan will only be granted to participants after approbation at the General Meeting of the Company, pursuant to subsection I of Article 122 of Law 6404/76, to be called opportunely for consideration of other matters;

[Free English Translation]

It is registered that Mrs. Lilian Maria Ferezim Guimarães, Vice-President Executive Director of the Company, and Mr. Ulisses Guimarães, Diretor without specific designation were present to render clarifications related to item (c) of the Agenda.

(d)       Approved, pursuant to article 17, item XI, of the Company’s Bylaws, the proposal of the amendment of the Company’s Bylaws, for adequacy to the new Regulation of Level 2 of BM&FBOVESPA, in force since May 10, 2011, through the inclusion of minimums bylaws’ terms established, pursuant to the proposal of the Board of Executive Officers of September 21, 2011;

This proposal shall be submitted to approval of the General Meeting of the Company, pursuant to article 17, item XI, of the Company’s Bylaws, to be called opportunely for consideration of other matters;

(e)        knew the resignation today of Mr. Fabio Colletti Barbosa as Chairman and member of the Board of Directors of the Company, for which he was elected at the General Annual Meeting held on April 26, 2011. It is registered the acknowledgment of the Board of Directors to the great contribution to the Company and its shareholders. Due to the resignation of the Chairman of the Board of Directors, pursuant to paragraph 3 of article 15 of the Company’s Bylaws, the Directors conducted Mr. Angel Marcial Portela Alvarez, current Vice-Chairman of the Board of Directors, to the position of Chairman of the Board of Directors until the next General Meeting to be held. Mr. Angel Marcial Portela Alvarez, appointed, pursuant to paragraph 3 of Article 15 of the Bylaws of the Company, to occupy the position of Vice-Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, current member of the Board of Directors;

(f)        approved, with abstention of the vote of Mr. Celso Clemente Giacometti, the proposal to conduct Mr. Celso Clemente Giacometti, current Vice-Chairman of the Board of Directors, to the position of Chairman of the Board of Directors. This proposal shall be submitted for approval on the General Meeting of the Company, pursuant to article 15 of the Company’s Bylaws, to be called opportunely for consideration of other matters;

Through approval of the proposals of the items (c) (d) and (f), the Directors authorized the Executive Board to take all necessary measures to call for the Extraordinary General Meeting.

(g)        knew the development of the Company's strategic planning;

(h)       knew, pursuant to article 17, item III, of the Company’s Bylaws, the resignation dated of July 22, 2011, of Mr. Roberto Correa Barbutti, Brazilian citzen, married, business administrator, bearer of RG # 8.796.501-X SSP/SP, registered with the CPF/MF  under # 076.238.618-59 as Company’s Officer without specific designation for which he was elected at the Meeting of the Board of Directors held on May 31, 2011. It is registered the acknowledgment of the Board of Directors to the services provided from Mr. Roberto Correa Barbutti;

(i)         Finally,  knew the economics-financials results of the Company relative to August, 2011.

[Free English Translation]

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, September 22, 2011. Mr.  Marcial Angel Portela Alvarez - Chairman of the Board of Directors; Mr. Celso Clemente Giacometti, Vice-Chairman of the Board of Directors; and Messrs. José de Menezes Berenguer Neto, José de Paiva Ferreira, José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli - Directors. Mr. Marco Antônio Martins de Araújo Filho – Secretary.

I certifiy that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

______________________________________

Marco Antonio Martins de Araújo Filho

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: September 22, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopes Galan
Carlos Alberto Lopes Galan Vice - President Executive Officer